July 12, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc., File Nos. 2-73948 and 811-3258
Dimensional Investment Group Inc., File Nos. 33-33980 and 811-6067

Dear Ms. Stirling:

On behalf of each of DFA Investment Dimensions Group Inc. (“DFAIDG”) and Dimensional Investment Group Inc. (“DIG”) (DFAIDG and DIG are together referred to hereinafter as the “Registrants”), the following are the responses to the Staff’s comments conveyed with regard to DFAIDG’s Post-Effective Amendment Nos. 128/129 and DIG’s Post-Effective Amendment Nos. 60/61 to the Registration Statement of each Registrant (the “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended.  The Amendment was filed to add two new classes of shares to certain Portfolios of DFAIDG and DIG, designated Class R10 shares and Class R25 shares.

Each SEC Staff comment is summarized below, followed by the Registrants’ response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Include ticker symbols for the new classes of shares on the cover page of the prospectus if the classes have ticker symbols.

Response.  The new classes of shares of the Portfolios do not have ticker symbols at this time.

2.           Comment.  Please remove the paragraph describing the different classes from the cover page of the prospectus.

Response.  The paragraph has been deleted.

3.           Comment.  In the “Tax Information” section of each summary section, please indicate that shareholders are taxed upon withdrawal from tax-deferred plans.

Response.  The requested change has been made.

U.S. Securities and Exchange Commission
July 12, 2011

4.          Comment.  Please explain the term “(Recovery)” in the line item “Fee Waiver and/or Expense Reimbursement or (Recovery)” in the expense table.

Response.  The term “(Recovery)” reflects the percentage amount being reimbursed to the Advisor if the Portfolio’s expenses are below the expense cap amount and the Advisor is being reimbursed for fees previously waived and/or expenses previously assumed.

5.           Comment.  With respect to the footnotes to the expense table describing the Fee Waiver and/or Expense Assumption Agreements for certain Portfolios, please include all necessary information regarding the arrangement including expenses that are excluded from the cap and the ability for the Advisor to be reimbursed in the future for fees and expenses waived and/or assumed.

Response.  The requested changes have been made.

6.           Comment.  In the “Principal Investment Strategies” section of the summary section of the prospectus, do not include cross-references to other parts of the prospectus, except that cross-references are permitted for fund of funds that cross-reference that additional information about the underlying funds is presented elsewhere in the prospectus.

Response.  Only Portfolios that are fund of funds use cross-references in the “Principal Investment Strategies” section of the prospectus.

* * * * * *

In connection with each Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.
Dimensional Investment Group Inc.